Exhibit 99.2

Millar Western Forest Products Ltd.
Management’s Discussion and Analysis

OPERATING AND FINANCIAL REVIEW AND PROSPECTS

This discussion and analysis by management (“MD&A”) of the financial condition and results of operations of Millar Western Forest Products Ltd. (“Millar Western” or “the Company”) is based upon and should be read in conjunction with the Company’s 2010 audited financial statements and the accompanying notes included elsewhere in this annual report on Form 6-K.

The MD&A contains historical information, descriptions of circumstances and statements about future developments or anticipated financial results. These forward-looking statements are based on certain assumptions or expectations that, in turn, are subject to various risks or uncertainties. The statements are intended to help readers better understand Millar Western’s financial performance, but readers should exercise caution in relying upon them in anticipating the future financial performance of the Company.

The financial statements have been prepared in accordance with Canadian GAAP, which may differ from financial statements prepared in accordance with U.S. GAAP. For a further discussion of these differences, see note 20 in the audited financial statements, included elsewhere in this annual report on Form 6-K.

The information in this MD&A is as of March 1, 2011, and all dollar amounts are expressed in Canadian currency, unless otherwise indicated.

General

The Company’s two operating segments are pulp and lumber. The pulp segment consists of a bleached chemi-thermo-mechanical pulp (BCTMP) mill at Whitecourt, Alberta, that produces hardwood, softwood and blended pulps. The lumber segment consists of three sawmill facilities producing spruce-pine-fir (SPF) dimension lumber, located at Whitecourt, Boyle and Fox Creek, Alberta, with the latter facility currently being rebuilt following a fire in 2008 that destroyed the sawmill. Corporate and other activities are based at the Company’s office in Edmonton, Alberta.

The Company’s operating results are largely dictated by prevailing market prices for pulp and lumber. The markets for pulp and lumber are highly cyclical and affected by such factors as global economic conditions and the corresponding demand for residential and commercial construction in North America and Asia and for paper and related products in North America, Europe and Asia, and by changes in industry production capacity and inventory levels. To mitigate the impact of price volatility, the Company periodically enters into hedge positions that cover a portion of lumber and/or pulp sales.

In addition, Canadian lumber markets and the Company’s results are significantly affected by the Softwood Lumber Agreement (SLA) implemented in October 2006, the outcome of a longstanding softwood-lumber trade dispute between Canada and the United States. Under the SLA, Alberta chose a no-quota option, under which it is subject to a higher range of taxes, in preference to a hard-cap quota with a lower export tax regime. Alberta lumber exports to the U.S. are therefore subject, at current market-pricing levels, to export taxes of 15%, as well as to a further 7.5% tax applied when shipments from the region exceed defined surge levels, for a potential maximum tax of 22.5% .

Operating results are sensitive to fluctuations in the exchange rate of the Canadian dollar to the U.S. dollar, because prices for a majority of the Company’s products are denominated in U.S. dollars or linked to prices quoted in U.S. dollars. In 2010, approximately 72% of revenue was denominated in U.S. dollars, while most operating costs were incurred in Canadian dollars. As well, substantially all of the Company’s debt has been incurred in U.S. dollars. In order to mitigate the impact of foreign exchange volatility on its operating results, the Company has entered into foreign-exchange forward contracts that partially hedge its exposure to fluctuations in the value of its U.S.-dollar-denominated revenues.

(1)

Freight and other distribution costs also have an impact on the Company’s operating results, since most of its products are sold on a delivered basis, often to export locations. The Company’s ability to compete in world markets is dependent upon efficient and cost-effective transportation of products to customers.

The availability of a reliable and economic fiber supply is one of the most important factors affecting the performance of forest products companies. Fiber supply self-sufficiency is a key competitive element, because direct control and management of timber resources partially insulates an operator from fluctuations in the market price of fiber. More than 90% of the fiber requirements for the Company’s pulp mill and sawmill facilities is supplied from timber resources held under long-term agreements with the Government of Alberta or from multiple-year agreements with other forest products companies, providing fiber-supply security and cost stability on a sustainable basis. The Company purchases the balance of its fiber requirements on the open market.

Fluctuations in the price of electricity generally have a significant impact on Millar Western’s cost of products sold. Though lower than in previous years due to depressed energy markets, electricity costs in 2010 represented approximately 24% of the Company’s manufacturing costs for pulp and approximately 3% of its costs for lumber. In January 2001, the Company acquired long-term power purchase rights to insulate its pulp and lumber operations from volatility in the electricity market. The benefit of these rights is allocated to each operating segment based on its electricity consumption.

Matters Affecting Comparisons

As outlined in note 2 of the 2009 financial statements, the Company adopted CICA Handbook Section 3064 – Goodwill and Intangible Assets on January 1, 2009, and, as a result, reclassified $1.7 million in computer software from property, plant and equipment to intangible assets.

There were no new accounting policies adopted in 2010. After a comprehensive review, the Company did change estimates of the useful lives of all its depreciable long-term assets and related depreciation methods, which reduced depreciation rates on a prospective basis. This change in estimates will affect comparisons to 2009 and 2008 financial results. The details of these changes are outlined in note 2 of the 2010 financial statements.

(2)

Results of Operations

The following table sets out the Company’s segmented operating and financial results for the periods indicated.

	Year ended December 31,
	2010	2009	2008
	(in millions of Canadian dollars)
Revenue
Lumber	$116.5	$87.0	$131.5
Pulp	175.5	167.8	197.8
Corporate and other	0.3	0.3	0.3
Total	$292.4	$255.0	$329.6
Operating earnings (loss)
Lumber	$14.8	$(16.5)	$(12.2)
Pulp	32.5	11.8	28.2
Corporate and other	(13.7)	(13.6)	(14.5)
Total	$33.7	$(18.4)	$1.5

Financing expenses - net	$(16.8)	$(18.1)	$(18.2)
Unrealized exchange gain (loss) on long-term debt	10.7	31.7	(43.1)
Other income (expense)	(6.8)	(10.2)	33.1
Earnings (loss) before income taxes	$20.8	$(14.9)	$(26.7)
Income tax recovery	(3.0)	7.4	5.1
Net earnings (loss)	$17.8	$(7.5)	$(21.5)

The year began with robust market conditions for both segments, continuing upward price trends begun in late 2009. These improvements carried on through the second quarter of 2010, with lumber prices supported by a better balance between demand and supply and pulp prices buoyed by a supply shock resulting from an earthquake in Chile. By the third quarter, however, markets for both products started to weaken. Lumber prices fell dramatically, as market relief brought about by curtailments in production and tightened supply was undermined by continued weakness in U.S. housing starts and associated demand for building products. In the pulp sector, the market softened more gradually, with general economic weakness eroding demand for paper and packaging as the year progressed. Late in the year, lumber prices surged, driven largely by a significant increase in demand from China, while pulp markets continued a measured retrenchment in pricing.

With the majority of its sales denominated in U.S. dollars, the Company’s results were adversely affected by the Canadian dollar’s continued rise in value during 2010. An average exchange rate for the year of US$0.971/C$ , more than 10% higher than the 2009 average of US$0.875/C$ , put significant downward pressure on mill nets.

While the Company’s lumber shipments rebounded due to the partial restoration of production curtailed in 2009, pulp shipments decreased due to production challenges encountered early in the year. The combined result of pricing, currency and production factors was total revenue of $292.4 million for 2010, an increase of nearly 15% over 2009, though a decline of 11% from 2008.

Operating earnings also increased in 2010 due to continued improvement in per-unit costs of production, which have been reduced in both business segments by approximately 15% over the past two years. On higher revenue and improved costs, the Company generated a robust $33.7 million in operating earnings, comparing very favourably with an operating loss of $18.4 million in 2009 and operating earnings of $1.5 million in 2008.

Financing expenses were lower in the current year, in part due to a $0.4 million adjustment for capitalization of interest associated with the reconstruction of the Fox Creek sawmill. More significant was the impact of a stronger Canadian dollar on interest payments associated with the Company’s U.S.-dollar-denominated long-term debt: an unrealized exchanged gain of $10.7 million was recorded on this debt for 2010.

(3)

Other expenses of $6.8 million, the result of foreign-exchange losses on working capital, a provision for unrealized losses on pulp and lumber derivative contracts and the writing-off of obsolete fixed assets, compared favourably to the $10.2 million in other expenses recorded in 2009. The $33.1 million in other income recorded by the Company in 2008 had included the net settlement related to the Fox Creek insurance claim, in addition to foreign exchange gains on working capital.

After an income tax provision of $3.0 million, the Company reported $17.8 million in net income for 2010, which was much improved over the previous year’s net loss of $7.5 million and the net loss of $21.5 million in 2008.

Lumber

	Year ended December 31,
	2010	2009	2008

Production-SPF-mmfbm	370.8	306.6	438.2
Shipments -SPF-mmfbm	404.1	353.4	476.7
Benchmark price -SPF#2&Better-US$ per mfbm	$255	$180	$217

Sales - millions	$116.5	$87.0	$131.5
EBITDA[2] -millions	$18.8	$(7.2)	$(2.5)
EBITDA margin - %	16%	-8%	-2%

Operating earnings (loss) - millions	$14.8	$(16.5)	$(12.2)
Capital expenditures - millions	$20.4	$2.9	$1.3

(1)	Non GAAP measure: EBITDA is defined as operating earnings plus depreciation and amortization on property, plant and equipment and other assets.

The extended downturn in the U.S. housing market continued to affect the softwood lumber industry in North America, although significant production curtailments brought an improvement in the demand-supply balance. The volatile year began with a brief spike in market prices, caused by tightened supply and a very modest rise in housing starts. Prices plummeted in the third quarter, only to rebound in the fourth. The new price rally reflected growing demand for lumber from China in combination with diminished supply out of Russia. Sharply increased Chinese demand, and corresponding supply commitments by Canadian companies, appeared to create a new price floor for North American lumber. If continued at current levels, Chinese demand may support lumber prices until a sustained recovery in the U.S. housing market is seen, likely still a year or more from now.

Though still below trend line, the year’s average benchmark price climbed 42% to reach US$255/mmfbm, a level that was last seen in 2007 and well above the unprecedented lows hit in 2008 and 2009. Increased benchmark pricing was offset in significant part by the rise in relative value of the Canadian dollar. Mill nets were further eroded by export duties and surge penalties charged under the SLA, which amounted to $3.2 million in 2010, including $0.8 million associated with surge penalties charged in all months except February and June. Export duties and surge penalties totaled $3.0 million in 2009 and $4.1 million in 2008.

Despite these negative factors, the segment’s mill-net realizations rose by 17% compared to the previous year, reflecting the positive impact of grade-mix optimization, stronger sales into the higher-return specialty grade market, and contributions from the lumber hedging program.

Year-over-year production comparisons reflect the loss of the Fox Creek sawmill to fire in August 2008 and market-related shift reductions taken at the other two sawmills in 2009. The production curtailments were implemented on a temporary basis at the Whitecourt operation, where full production has since been restored, and on an indefinite basis at the Boyle mill, which continues to run on reduced shifts. The year-to-year improvements in shipments are indicative of ongoing efforts to manage final-product inventories, which returned to more normalized levels during the year.

(4)

Segment revenue improved compared to the previous year on both higher pricing and shipments, but declined compared to 2008 on lower shipments. The operations continued to demonstrate effective cost management in response to challenging markets, with per-unit costs for the year down 10% compared to 2009 and 15% from 2008, even after accounting for inventory valuation changes. In 2010, $2.8 million in log and lumber inventory write-offs taken in previous years were reversed, leaving the inventories valued at $0.2 million below cost.

The segment recorded EBITDA of $18.8 million and operating income of $14.8 million, a welcome improvement over operating losses of $16.5 million in 2009 and $12.2 million in 2008.

Capital expenditures rose to $20.2 million, with the rebuilding of the Fox Creek sawmill accounting for $18.3 million of that amount, including $0.4 million of capitalized interest expense related to the construction project. Maintenance-of-business and high-return projects at the other facilities accounted for the balance of $1.9 million. Excluding expenditures on the Fox Creek project, capital expenditures in the coming year are expected to remain at the modest levels seen in recent previous years.

Construction of the new Fox Creek sawmill began in the third quarter of 2010 and is scheduled for completion in the fourth quarter of 2011, with commercial production to start in 2012. The mill will have two production lines and an annual capacity of 117 million board feet. The project’s expected capital cost is approximately $50 million, an amount that is higher than previously stated due to scope changes, increases in certain input costs and weather-related impacts on construction. Of this amount, $35 million remains to be spent and up to $7.6 million may be reimbursed under the replacement cost provision of the Fox Creek fire insurance settlement.

Pulp

	Year ended December 31,
	2010	2009	2008

Production-thousands of tonnes	297.2	278.9	289.5
Shipments -thousands of tonnes	287.2	295.8	285.4
Benchmark price -NBSK, US$ per tonne	$961	$677	$839
Benchmark price -BEK, US$ per tonne	$848	$560	$782

Sales - millions	$175.5	$167.8	$197.8
EBITDA - millions	$39.5	$22.0	$38.5
EBITDA margin - %	22%	13%	19%

Operating earnings (loss) - millions	$32.5	$11.8	$28.2
Capital expenditures - millions	$1.6	$0.6	$0.6

Decreased demand for paper and packaging associated with general economic weakness had been expected to dampen pulp markets heading into 2010; however, a supply disturbance resulting from the February earthquake in Chile, which caused a temporary withdrawal of 8% of the world’s pulp capacity, brought unanticipated strength to pricing, which held firm for much of the year. Prices eventually began to soften under the pressure of underlying economic conditions and the re-entry of Chilean pulp into the market. But late in the year, demand began to improve, along with economic outlooks in North America and Europe; this rise, bolstering the reasonably strong Chinese demand seen throughout the year, limited downward price pressure.

With events in Chile specifically affecting softwood and hardwood kraft supplies, the price benefits for the BCTMP sector were more muted and the price decline in the second half, steeper. The pulp segment’s price realizations were also negatively affected by the timing and duration of mill production challenges early in the year. Severe weather in late 2009 and early 2010 caused pulp mill operating issues that reduced production and delayed shipments, thereby deferring realization of market price improvements. Also adversely affecting segment sales realizations was the strength of the Canadian dollar, which eroded the benefit of U.S. price increases. Nevertheless, a shift in grade mix to lower-cost products resulted in higher gross contributions.

(5)

The result of all these factors was a year-over-year increase in segment revenue of nearly 5%, with shipments down 3% but per-unit sales realizations up 8%, compared to 2009. Despite higher benchmark pricing and similar shipments, revenue was 12% lower in 2010 than in 2008.

Balancing the modest revenue performance, the segment’s cost of products sold decreased year-over-year on higher production volumes, the significant contribution of the previously referenced grade-mix changes, and ongoing energy management activities. Despite the operating challenges early in the year, per-unit costs decreased 4% compared to 2009 and 15% compared to 2008.

In 2010, pulp segment power costs were reduced by $9 million below market rates, due to the contribution of the Company’s power purchase rights; based on per-segment consumption, 93% of the benefit of the power purchase rights was allocated to the pulp segment, and the balance used to offset power costs in the lumber segment. By comparison, power purchase rights contributed a cost benefit to the pulp segment of $12.8 million in 2009 and $30.7 million in 2008. The reduced contribution in 2010 reflected a decline in power-pool pricing, the result of generally lower power demand in the province.

The net result was EBITDA of $39.5 million and operating earnings of $32.5 million, with both figures improved dramatically over 2009 and up slightly from 2008.

The pulp segment’s capital expenditures of $1.6 million in 2010 were largely related to process modifications made to prevent the recurrence of weather-related operational issues that arose in the winter of 2009-10. It is expected that capital expenditures in the coming year will move toward the more normalized level of $2.0 to $2.5 million for this segment.

Corporate and Other

	Year ended December 31,
	2010	2009	2008
	(in millions of Canadian dollars)

Revenue	$0.3	$0.3	$0.3
EBITDA	$(13.6)	$(12.1)	$(12.8)
Operating loss	$(13.7)	$(13.6)	$(14.5)
Capital expenditures	$0.2	$0.1	$0.4

Revenue for the corporate and other segment was generated primarily from fees billed to the parent company for administrative services. Corporate revenue in 2010 was consistent with comparable periods.

General and administrative costs were higher than in comparable periods due to a $1.1 million provision under the profit-share program; corporate and other costs were otherwise essentially unchanged from comparable years.

Financing Expenses

At $16.8 million, financing expenses in 2010 compared favourably to the $18.1 million recorded in 2009 and the $18.2 million in 2008. The improvement was due in part to $0.4 million in interest capitalized in 2010 in association with the Fox Creek rebuilding project and in part to the C$-US$ exchange rates prevailing at the time of the interest payments made on long-term debt during the year. Not only was the Canadian dollar generally stronger in 2010 than in the comparable periods, but its specific values in May and November of the year, when the interest payments were made, were particularly favourable.

(6)

Unrealized exchange (loss) gain on long-term debt

Long-term debt of US$190 million was translated at the exchange rate of US$1.005/C$ on December 31, 2010, compared to rates of $0.952 on December 31, 2009 and $0.821 on December 31, 2008. This rate resulted in an unrealized gain of $10.7 million for 2010, compared to an unrealized gain of $31.7 million in 2009 and an unrealized loss of $43.1 million in 2008.

Other income (expense)

In 2010, the Company reported $6.8 million in other expenses, as compared to $10.2 in expenses for 2009 and $33.1 million in other income in 2008. This item generally reflects foreign-exchange gains or losses on working capital. For the reporting year, the Company realized a $2.4 million foreign-exchange loss on working capital, whereas it posted an $8.6 million foreign-exchange loss in 2009 and a $7.7 million foreign-exchange gain in 2008. Other expenses for 2010 also included a $3.1 million provision for unrealized losses on pulp and lumber derivative contracts and a loss of $1.1 million on the disposal of obsolete equipment. In 2008, the Company realized a net gain of $25.7 million on the loss to fire of the Fox Creek sawmill, considering both the write-off of the assets and the insurance settlement.

On December 28, 2005, the Meadow Lake Pulp Limited Partnership (MLPLP) was granted protection under the Companies' Creditors Arrangement Act (CCAA). In 2005, the Company recorded a $4.3 million provision for loss on amounts receivable from MLPLP and, in 2006, recorded a further provision for loss of $2.3 million. In 2008, the Company recorded a final $933 thousand provision for accounts receivable arising subsequent to the CCAA action that is currently in dispute between the parties. As at December 31, 2008, there was no further trade-receivables balance related to MLPLP.

Income taxes (recovery)

Operating results for the year were subject to income taxes at the statutory rate of 35.0%, compared to 36.0% in 2009 and 36.5% in 2008. The effective tax rate for the year varied from the statutory rate as a result of the manufacturing and processing deduction, the non-taxable portion of the unrealized exchange loss on debt, the non-taxable portion of capital gains and the effect of future income tax rate reductions. Tax credits in the amount of $0.9 million related to Scientific Research and Expenditures Development claims reduced tax expenses in 2010. There were no similar reductions in 2008 or 2009.

Liquidity and Capital Resources

Summary of Financial Position

	As at December 31,
	2010	2009	2008
	(in millions of Canadian dollars)

Cash	$45.1	$61.2	$46.4
Current assets	$156.7	$153.6	$181.8
Current liabilities	$43.3	$41.4	$40.7
Ratio of current assets to current liabilities	3.6	3.7	4.5
Long-term debt	$203.6	$215.2	$247.7
Shareholder's equity	$87.6	$69.8	$77.2

The Company ended the year with $45.1 million in cash, down from the $61.2 million in cash held at the end of 2009 and comparable to the $46.4 million held at the end of 2008. With cash from operations more than compensating for investments in working capital in 2010, the primary year-over-year difference in cash position reflected the capital investments associated with the Fox Creek sawmill reconstruction.

(7)

In 2010, the Company renewed its $50 million revolving credit facility, extending the expiration to November 15, 2013, to match the term on its US$190 million in corporate bonds. The facility is subject to a borrowing formula based on accounts receivable and inventory. On December 31, 2010, $50 million was available under the facility, $3.8 million of which was committed to standby letters of credit.

Based on its current level of operations, the Company believes that the existing cash balance and availability under its revolving credit facility will provide sufficient liquidity to meet operational cash draws, scheduled interest payments, long-term debt repayment, capital expenditures and working capital needs over the next 12 months. However, the Company’s future operating performance may be adversely affected by prevailing economic conditions and by currency, market and other factors, many of which are beyond its control.

Selected Cash Flow Items

	Year ended December 31,
	2010	2009	2008
	(in millions of Canadian dollars)

Operating activities:
Cash provided (used) before change in working capital	$25.5	$(21.4)	$4.4
Change in non-cash working capital	$(19.7)	$15.4	$14.4

Investing activities:
Additions to property plant and equipment	$(22.2)	$(3.6)	$(2.3)
Changes in working capital for investing activities	$1.2	$-	$-
Other	$(0.1)	$(0.8)	$1.6

Financing activities:
Repayment of long-term debt	$(0.8)	$(0.7)	$(0.6)

Increase (decrease) in cash	$(16.1)	$14.8	$22.4

The Company generated $25.5 million cash in operations, a significant improvement over the $21.4 million used in operations in 2009 and the $4.4 million provided in 2008, reflecting both the recovery in market conditions and continued strength in operational performance during the year.

Working capital used $19.7 million during the year, reflecting a $10.2 million increase in accounts receivable on higher revenue and a $5.4 million increase in inventories, largely logs, in support of increased operating rates. In comparison, reductions in working capital generated cash of $15.4 million in 2009 and of $14.4 million in 2008, demonstrative of the Company’s aggressive approach to cash and inventory management during the very challenging market conditions of those years.

Capital expenditures were $22.2 million during the year, as compared to $3.6 million in 2009 and to $2.3 million in 2008. Included in the 2010 amount was $18.3 million in expenditures on the reconstruction of the Fox Creek sawmill, which had been lost to fire in 2008; the remaining $3.9 million in capital expenditures for the year represented maintenance of business requirements and certain small, high-return projects. On the basis of the current, more positive market outlook, the Company will continue to reinvest capital in its operations, moving back toward a more normalized annual level of $5 million for maintenance of business capital.

The $1.2 million change in working capital for investing activities relates to capital assets associated with the rebuilding of the Fox Creek sawmill that have been received but not yet paid for.

Other investing activities of $0.1 million in 2010 relate to the net of proceeds on disposal and increase in other assets. In 2009, other investing activities included the provision of loans to select officers of the Company that were offset in part by the proceeds on the sale of miscellaneous assets. The sale of miscellaneous assets by the Company generated the majority of the $1.6 million in asset disposals recorded in 2008.

(8)

In 2009, the Company received the $25.9 million balance of the $30.9 million actual cash value settlement related to the Fox Creek sawmill fire insurance claim; a $5.0 million advance had been received in the fall of 2008. The facility was insured at replacement cost, and the Company and the insurer agreed on a replacement value of $38.6 million. The $7.6 million difference between the cash and replacement values remains potentially due as reimbursed capital expenditures on the sawmill reconstruction project under the replacement cost provision of the insurance policy.

Financing activities for the quarter were limited to principal repayments on the power purchase rights loans #1 and #2.

Research and Development

There were no significant research and development activities in 2010.

Trend Information

Existing weakness in the U.S. housing market was greatly exacerbated by the global economic recession of 2009 brought on by the financial crisis of 2008. Supply curtailments within the lumber sector were initially insufficient to address the demand impact of sharply reduced housing starts, resulting in a continued slide in softwood lumber pricing through the first part of 2009. Eventually, the overhang of lumber inventory was consumed, and the market established a demand-supply balance that provided modest upward price opportunity on any incremental increase in demand. During 2010, significant new demand for lumber emerged from China, which has had the apparent effect of creating a higher price floor than previously experienced during the current market down-cycle. The Company expects to see continued weakness in domestic demand and is uncertain as to the duration and impact of the Chinese demand. These conflicting influences, combined with the threat of potential re-entry of curtailed supply, are expected to act against any sustained price increase for the Company’s lumber through 2011.

The worldwide recession has had a marked impact on the demand for paper and paperboard products, though reductions in supply due to the Chilean earthquake and earlier curtailments limited downward pressure on pricing for pulp, including the Company’s BCTMP. Modest signs of improvement in the general world economy, and correspondingly weak improvements in demand for paper and paperboard products, may signal the beginning of a recovery in the pulp market, but new supply expected to come into the market through restarts of curtailed capacity and new additions will have an impact on the demand-supply balance. The Company expects the market to find a rocky bottom in the first half of 2011 before beginning a more sustained recovery in the second half, in line with continued improvement of the general world economy.

Off-Balance Sheet Arrangements

The Company had no material off-balance sheet arrangements, apart from $3.8 million committed for standby letters of credit under its revolving credit facility.

(9)

Tabular Disclosure of Contractual Obligations

The table below summarizes the Company's contractual obligations as at December 31, 2010.

	Payment due by period
	(in millions of Canadian dollars)
Contractual Obligations (1)		Less than 1			More than 5
	Total	year	1-2 years	3-5 years	years
Long-term debt	$204.4	$0.9	$1.0	$192.6	$9.9
Fixed-rate interest(2)	54.4	16.3	16.3	18.6	3.2
Power purchase rights	230.2	20.4	20.8	66.6	122.4
Total	$489.0	$37.6	$38.1	$277.8	$135.5

(1)

Contractual obligations are agreements related to debt, leases and enforceable agreements to purchase goods or services on specified terms but do not include reforestation obligations, accounts payable in the ordinary course of business or contingent amounts payable.

(2)	Based on annual interest of US$14.7 million converted at a rate of US$1.0054/C$.

(10)

QUANTITATIVE AND QUALITATIVE DISCLOSURES ABOUT MARKET RISK

Commodity Prices

The markets for pulp and lumber are highly cyclical and affected by such factors as global economic conditions, world-wide demand for pulp and paper, residential and commercial construction in North America and Asia, and changes in industry production capacity and inventory levels. All these factors have a significant impact on selling prices for the Company’s products and profitability. The following outlines the sensitivity of operating earnings over the course of a year to changes in commodity prices.

	Change in	Estimated impact on operating
	realized price(1)	earnings(2)
(in millions of Canadian dollars)
Pulp(3)	US$50/ADMT	$ 15.8
Lumber(4)	US$50/MFBM	$ 19.9

(1)	Assumed exchange rate of US$1.0054 = $1.00.
(2)	Before impact of profit sharing plan.
(3)	Based on annual shipments of 309,000 ADMT.
(4)	Based on annual shipments of 400 MMFBM and export tax of 15%.

Foreign Exchange

The Company sells the majority of its products (72% of 2010 revenue) outside of Canada in U.S. dollars. Consequently, the value of the Canadian dollar versus the U.S. dollar has a major impact on revenue and profitability. The value of the Canadian dollar was US$1.0054 as at December 31, 2010, compared to US$0.951 as at December 31, 2009.

The impact on earnings of fluctuations in currency rates is partially offset by the corresponding fluctuations in the Company’s debt-service payments, substantially all of which are denominated in U.S. dollars. To further reduce the impact on earnings of fluctuations in currency rates, the Company periodically enters into foreign-exchange forward contracts. It does not hold or issue foreign-currency financial instruments for trading purposes. Based on sales revenue for the year ended December 31, 2010, the effect of a US$0.01 change in the value of the Canadian dollar over the course of the year would impact operating earnings by approximately $2.1 million.

Interest Rates

The interest rate on the Company’s long-term debt is fixed. The Company does not currently use any derivative instruments to manage its exposure to changes in market interest rates, nor does it use any instruments to manage its exposure to changes in foreign-currency rates with respect to U.S.-dollar-denominated debt.

(11)